Exhibit 9.6


                                                               December 19, 2000

Sickbay Health Media, 1nc.
510 Broadhollow Road
Melville, New York

Attn: Mr. Mark Basile, Chairman and. Chief Executive Officer

     Investment Banking Engagement

Dear Mr. Basile:

     Sickbay Health Media, Inc. (the "Company") and Burlington Capital Markets, Inc. ("Burlington") have been discussing the possibility of Burlington, assisting, and adding value to the Company by. providing services, strategic relationships and assistance in connection with future financing for the Company. This letter agreement ("Agreement") will confirm the terms and conditions under which Burlington will provide investment, -banking AND BUSINESS- AND STRATEGIC consulting services to the Company, and assist in meeting the Company's subsequent financing needs as follows:

     For the purposes of this Agreement:

     (a) A "Transaction" shall mean the completion of any private placement of the Company's securities, including but not limited to. debt or notes with or without an equity or warrant component, convertible debt including convertible debentures or notes, common equity or preferred equity; -and -any transaction or series or combination of transactions -involving the Company, other than in the ordinary course of trade or business, whereby, directly or indirectly, control of, or a material interest in any businesses, assets or properties, is sold, purchased, leased or otherwise transferred, including, without limitation, a sale, -purchase. or exchange of capital stock or assets, a lease of assets with or without a purchase option, a merger or consolidation, a tender or exchange offer, a leveraged buy-out, a restructuring, x re-capitalization, a repurchase-of capital stock, an extraordinary dividend or distribution (whether cash, property, securities or a combination thereof), a liquidation, the formation of a joint venture or partnership, a minority investment or any other similar transaction:

     (b) "Consideration" shall mean the total value of- 'all cash, securities, other property and any other consideration, including, without limitation, any contingent, earned or other consideration paid or payable, directly or indirectly, in connection with a Transaction and consideration shall be determined at the closing. The value of any such securities (whether debt or equity) 'or other property shall be- determined A FOLLOWS: (1) THE VALUE OF SECURITIES that are freely tradable in an established public market shall be the last closing market price of such securities prior to the public announcement of the Transaction; and (2) the value of securities which are not freely tradable or which have no established public market, or if the consideration consists of property other than securities, the value of such securities or other property shall be the fair market value thereof as mutually agreed by the Company and-Burlington. Consideration shall also be deemed to include any indebtedness, including, without limitation, pension liabilities, guarantees and other obligations assumed, directly or indirectly; IN CONNECTION with, or which survives the closing of, a Transaction, If the consideration to be paid is computed or payable in any foreign currency, the value of such foreign currency shall; for the purposes hereof, be converted into U.S. Dollars at the prevailing exchange rate on the dates on which such consideration is payable.


                       1. ISSUANCE OF SHARES AND WARRANTS

     1. Grant of Shares: Grant of Warrants; Registration Rights.

     (a) The Company irrevocably agrees to assign, transfer and deliver to Burlington; an aggregate* of 500,000 shares (the "Shares") of the Company's Common Stock (the "Common Stock"), FOR GOOD and valuable consideration of which is reflected Burlington's consulting services being rendered hereunder in accordance with the provisions of Section 2.0-2. The Shares will consist of legended certificates representing "restricted stock" as defined under Rule 144 of the Securities and Exchange Commission ("SEC").

     (b) In addition, for its consulting services hereunder, 180 days of the date hereof, the Company irrevocably agrees to assign, transfer and deliver to Burlington, and Burlington agrees to purchase, an aggregate- of 100;00O- SHARES (the "Retainer Shares") of the Company's Common Stock, at a cash purchase price of $.Ol per share or a total purchase price of S 1,000. Three (3) additional amounts of 100,000 Retainer Shares each shall be assigned, transferred and delivered to Burlington, and Burlington AGREES TO PURCHASE, AN aggregate of 300,000 Retainer Shares of the Company's Common Stock, of which an aggregate of 100,000 Retainer Shares per quarter at the beginning of the three (3) subsequent quarters, at a cash purchase price of $.Ol per share, total purchase price of $1,000 per each quarter, or a total purchase price of $3,000 so long as this Agreement is in effect; but in no case Burlington receive less than 200,000-Shares, The RETAINER SHARES

WILL CONSIST of legended certificates representing "restricted stock" as defined under Rule 144 of the SEC.

     (c) In addition, for its consulting services hereunder, The Company hereby irrevocably agrees to assign and transfer to Burlington, or to cause the Company to grant and issue to Burlington, the following warrants ("Warrants") to purchase shares of Common Stock; (i) Warrants to purchase 200,000 shares of Common Stock at an exercise price of $3.00 per share, exercisable at any time after 180 days of the date hereof; (ii) Warrants to purchase 100;000 shares at an exercise price of 54.50 per share, exercisable any time after 180 days of the date hereof. The Warrants (x) will be exercisable in whole or in part during a term of five years from date on which they can first be excercised, (y) will include registration rights (as set forth below), (z) will contain a cashless exercise provision, (v) will have limited transferability to designees of Burlington, (vi) will contain standard anti-dilution and price protection-provisions; and (vii) will otherwise be acceptable in form and substance to the parties and their respective counsel.

     (d) The Company will enter into a registration rights agreement with Burlington satisfactory to Burlington, under which Burlington and its
 .assignees. will. have piggyback registration rights for any of the Shares, which constitute restricted securities, and for all shares purchasable through the exercise of the Warrants. The shares of the Company's Common Stock underlying the Warrants and the Warrants to be issued to Burlington shall have unlimited demand piggyback registration rights after 180 days which will allow the holder of the Warrants to include the underlying shares as well as the Warrants in any Registration Statement to be filed by the Company without cost or expense to Burlington or the holder of the Warrants. Such-registration rights agreement shall-contain provisions customarily included in investment banking transactions and shall also provide that, if the Company does not file a registration statement for a second public offering within 120 days after the execution of this Agreement, the, registration rights granted shall include at least one full demand registration right at the Company's expense and one such demand at Burlington's expense.

     1.02.. Form of a t~ Payment shall be made by check drawn on or wire transfer from a commercial bank to the order of the Company, concurrently with the delivery of the Shares.

          IL. ENGAGEMENT OF INVESTMENT BANKING SERVICES; COMPENSATION

     2.01 Engagement of Burlington Term. The Company hereby engages Burlington to provide the Company with investment banking and .financial consulting and strategic planning services, in connection with the Company, for a term which will. terminate on, the second anniversary of the signing of this Agreement (the "Tern").

     2.02 Burlington Services. On the terms and conditions set forth in this Agreement, Burlington will provide the following services;

     (a) Burlington will review the Company's structure, operations, marketing, capitalization and development and strategic goals, and will assist in revising the Company's business plan and in the completion of an updated Company business summary suitable for presentation to institutional and overseas investors.

     (b) Burlington will provide general technical and business consulting with regard to strategic relationships and Internet-based affiliations for the Company.

     (c) Burlington will review the Company's financial statements and projections and will advise the Company on developing a credible financial plan to present to the investment community.

     (d) Burlington will advise the Company on strengthening and expanding the Company's management team.

     (e) Burlington will advise the Company on additional steps to be taken to increase the potential valuation of the Company by future institutional investors.

     (f) Burlington will introduce the Company to potential strategic partners and to European investment banking firms and other sources of financing. located- within the European Union.

     (g) Burlington .will advise the Company, on structuring and marketing a proposed private placement, on a best efforts basis, in an aggregate amount no less than $2 million and no more than $10 million.

     (h) Burlington will . advise the Company on steps to be taken to prepare the Company for a future second. public offering, and will assist the Company in screening and selecting an appropriate underwriter of such offering and- in negotiating the terns-of such offering.

     (i) Burlington will assist the Company in identifying and developing potential merger and acquisition transactions for the Company, in accordance with the provisions of Section 3.04.

                         III. COMPENSATION AND EXPENSES

     3.01 COMPENSATION. Burlington shall be compensated at the rate of ten thousand dollars ($10,000) per month for the Term of this Agreement and any renewal term- The compensation will accrue on a prorated basis upon the signing of this Agreement and shall be due and payable to Burlington at the mutual agreement between the Company and Burlington there is adequate capitalization available from the Company. So long as this Agreement is in effect, but in no case will Burlington receive less than $60,000 under this Agreement. Burlington wilt not seek additional compensation for its services. under this Agreement except as expressly otherwise provided herein.

     3.02. Expenses. Notwithstanding any. provision of this Agreement to the contrary, the Company agrees to reimburse Burlington for all reasonable out-of-pocket expenses incurred in connection with the ___________ performed under this Agreement and as agreed by the Company. Burlington may bill the Company on a monthly basis for such disbursements, which, shall be reimbursed promptly upon receipt of invoices therefore. Such expense shall include, but shall not be limited to, travel (business class unless otherwise agreed), hotel, international and long distance communication costs, courier and messenger services, printing and commercial reproduction costs, and the reimbursement of costs, fees and disbursements incurred by Burlington and related to Burlington's performance of its obligations under this Agreement, provided that such counsel fees shall be reasonable in amount and- shall be reflected -in-invoices from such counsel. to Burlington, copies of which shall be delivered to the Company. All expenses in excess of $250 shall be pro-approved in writing by the Company.

     3.03 Extraordinary Capital Formation Services. If during the Term of this Agreement the Company closes any transaction ("Transaction") involving the formation of capital through debt instruments and/or equity securities, or any other financial. transaction through .a. funding. source. identified by Burlington, or any Transaction resulting in financing for the Company, in such event, Burlington will be entitled to contingent compensation for such extraordinary services; to be equal to. seven percent (7%) and two percent (2(Degree)/u) for non-accountable expenses in aggregate value of the consideration exchanged in such transaction. Burlington's fee shall be paid in cash, simultaneously with the closing of the transaction. It shall be a material breach of this Agreement if the Transaction is closed without Burlington receiving its full fee as set forth in this paragraph.

     3.04 Extraordinary- Merger and Acquisition Services. If, during the Term of this Agreement, the Company considers any merger or acquisition transaction initiated through Burlington, the Company requests that Burlington represent the Company in negotiating and consummating such merger or acquisition, Burlington will act as the representative of the Company in connection with such Transaction, and will so assist the Company. In-such-event-Burlington-will be entitled to contingent compensation for such extraordinary services, to be equal to 5% payable in cash with respect to any such merger or acquisition transaction actually entered into by the Company, of the first $5 million, and 2(Degree)/a of all amounts over $'5 million in aggregate value of the consideration exchanged in such transaction. Burlington's fee shall be paid in cash, simultaneously with the closing of the business combination. It shall be -& material- breach of this Agreement if the business combination is closed without

Burlington receiving its full fee as set forth in this paragraph.

     3.05 Consummated Transaction after Cancellation of Agreement. If, upon cancellation, termination or-expiration-of this Agreement the Company is a party to an executed letter of intent or an agreement relating to a business combination which leads to a consummated transaction (i) involving the raising of capital through debt instruments- and for equity securities, Burlington shall receive a fee of ten percent (10%) of the "gross transaction amount" (The gross transaction amount is defined as the total value of a new line of credit and/or any amount paid to the Company as equity and/or debt. or (ii) resulting. in. the purchase or, merger of net assets or stock, Burlington shall receive a fee of five percent (5%) of the total Consideration paid, notwithstanding that the consummation occurs anytime subsequent to the Termination. If at the Termination no letter of intent or other agreement is outstanding, Burlington shall furnish the Company with a list of all potential candidates it contacted and participated in discussions with prior to the Termination. - If a business combination is concluded within twenty-four (24) months from the Termination with a candidate set forth on said list, Burlington shall be entitled to the SAME FEES outlined in paragraphs 3.03 and 3.04 above as. if the business combination had been consummated during the. term of this Agreement. The Company shall furnish to Burlington the names of all parties with which the Company has had discussions or contact prior to the date hereof concerning a Transaction.

                       IV. REPRESENTATIONS AND WARRANTIES

     4.01 Representations and Warranties. The Company hereby represents and warrants, knowing that Burlington is relying thereon, that:

     (a) The Company was incorporated in Utah and is duly organized, validly existing and in good standing in such state: The Company is-qualified to do business as a foreign corporation in each state in which its business requires it to be so qualified.

     (b) The Company is a reporting company registered under Section 12 of the Securities Exchange Act of 1 934, and is listed on the Small Cap Market System of the NASDAQ.

     (c) The information concerning the Company and its business, as furnished and to be furnished to Burlington, will be complete and correct in all material respects and will not contain any untrue statement of material fact or omit to state a material-fad necessary in order to make the statements therein not materially misleading in light of the circumstances under which such statements are made. The-Company will notify Burlington promptly concerning any statement which is not accurate or which is or has become incomplete or misleading in any material respect.

     (d) This Agreement has been duly and validly authorized and executed and delivered by and on behalf of the Company and constitutes the valid and binding agreement of the Company enforceable in accordance with its terms.

     (e) The Shares are duly and validly issued, fully paid and non-assessable, and the Company has full right and-power to sell, assign or deliver such-Shares to Burlington, free and clear of all liens, claims and encumbrances. The Warrants, when issued and delivered to Burlington, will have been duly and validly issued and are non-cancellable and binding-obligation of the Company, exercisable in accordance with their terms. The Company will have reserved, upon the issuance of the Warrants, a sufficient number of authorized shares of Common Stock to enable the Warrants to be exercised in accordance with their terns.

     4.02 Burlington Representations and Warranties. Burlington hereby represents and warrants, knowing that the company is relying thereon, that Burlington (i) is a broker-dealer duly registered with the Securities and Exchat:geCommissi4n and various state securities-agencies; and (ii) is a member firm of the National Association of Securities Dealers, Inc. in good standing.

                           V. ADDITIONAL UNDERTAKINGS

     5.01 Access to Information and Documentation; Confidentiality, The Company will make its personnel, products and product documentation available for technical and product inspection, evaluation, and due diligence by Burlington. In addition; the Company's director, officers and professional advisers agree to furnish information and copies of documents to and to otherwise cooperate with, counsel for Burlington in connection with Burlington's due diligence. activities. The Company agrees to finish Burlington with all information and data concerning the Company in which Burlington deems reasonably necessary to the performance of its functions. Except as otherwise-agreed to by the Company, or required by law, all information concerning the Company which is not publicly available will be kept strictly confidential by Burlington.

                          VI. RENEWALS AND TERMTNAT10N


     6.01 EXTENSION AND RENEWAL. The Term may be extended or renewed by the mutual written agreement of the parties.

     6.02 TERMINATION. Either party may terminate this Agreement for cause upon not less than 15 days notice in the event of a material-breach of this Agreement by the.other party, which breach is not cured within 30 days after the giving of notice to the breaching party specifying the circumstances of such breach.

     6.03 CONSEQUENCES OF TERMINATION. In the event of any termination or expiration of this Agreement; whether or not for -cause-, and regardless .of circumstances. or asserted fault or lack thereof, Burlington will be deemed to have fully earned the compensation represented by the sale and issuance to it of the Shares and Warrants, and no Shares orWarra= will bereturned-of re-sold to the Company.

                               VII.INDEMNIFICATION

     7.01 INDEMNIFICATION. Because Burlington will be acting on behalf of the Company in a variety of matters as set forth in. this Agreement, the parties have agreed that Burlington will be entitled to indemnification under the terms of the separate letter indemnification agreement attached hereto as Exhibit A.

                               VIII.MISCELLANEOUS

     8.01 Governing Law and Disputes. This Agreement shall be governed by the laws of the State of New York, without regard to- choice of law pro-visions, except .with respect to any matter governed by applicable federal securities laws. The parties agree that any dispute under this Agreement will be resolved in a ;Federal or state court located in the County; City and State of New York, and WILL submit to the jurisdiction of such court for such purpose.

     8.02 Waiver.. Amy party hereto may waive compliance by the other with any of the terms, provisions. and conditions set forth herein; provided, however, that any such waiver shall be in writing specifically setting forth those provisions waived. thereby. No-such-waiver shall be deemed to constitute or imply waiver of any other teen, provision or condition of this Agreement.

     8.03 Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto-, and their -respective heirs, legal representatives, successors and assigns. 'this Agreement may not be assigned without the consent of the parties.

     8.04 Survival. The representations and warranties of the parties contained in this Agreement will remain operative and in full force and effect and WILL survive any termination of this Agreement.

     8.05 Notices. All notices required or permitted under this Agreement shall be in writing and- shall be sent by certified ox registered, first class mail, return receipt requested, or shall be personally delivered, or sent by an overnight delivery service such as Federal Express, or shall be transmitted by facsimile (provided such facsimile message is confirmed by telephonic, acknowledgment of receipt or by sending via other authorized means a confirmation copy of such notice) addressed to the parties at their respective last known business addresses to the parties will be deemed complete upon receipt.

     8.06 Entire Agreement. This Agreement constitutes the entire understanding of the parties as to its subject matter, and supersedes any and all prior agreements or understandings, oral or written. This Agreement may not be changed, except through a written instrument signed by the parties.

     Burlington looks. forward to working closely with you to develop the great potential of the Company. Please indicate your consent to the foregoing terms and conditions by signing and returning a duplicate of this letter.

                                   Sincerely yours,

                                   BURLINGTON CAPITAL MARKETS INC.




                                   By:
                                      ------------------------------------------
                                       Chairman and Chief Executive Officer

AGREED:

SICKBAY HEALTH MEDIA, 1NC.

BY:
   -------------------------------------
   Chairman and Chief Executive Officer

                                                                       EXHIBIT A

                                December 19, 2000

Burlington Capital Markets Inc.
40 Wall Street - SS`s' Fl.
New York, New York 10005

Attention: Chairman and Chief Executive Officer

DEAR Sir:

     In connection, with your .engagement pursuant to our letter agreement of even date herewith (the "Engagement"), we agree to indemnify and hold harmless Burlington Capital Markets, Inc. ("Burlington" or "you") and its affiliates, the respective directors, offices, partners,, agents and employees of Burlington and its affiliates, and each person, if any, controlling Burlington or any of its affiliates (collectively "Indemnified Persons"), from and against, and are agree that no Indemnified Person shall have any liability to us or our owners, parents, affiliates, security holders or creditors for, any losses, claims, damages or liabilities (including actions or proceedings in respect thereof (collectively "Losses".) (&).related to or arising out of (i) our actions or failure to act (including statements or omissions made, or information provided, by us or our agents) or (ii:) actions or failure to act by any indemnified Persons with-our consent or in reliance on our actions or failure to act, or (B) otherwise related to or arising out of the Engagement or your performance thereof, except that this clause (B) shall not apply to any Losses that arc finally judicially determined to have resulted primarily from your bad faith or gross negligence or breach of this agreement. If such indemnification is for any reason not available or insufficient to hold you harmless, we agree to contribute to the Losses involved in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by us and by you with respect to the Engagement or if such allocation is judicially determined to be unavailable, in such proportion as is appropriate to reflect other equitable considerations such as the relative fault of us on the one hand and of You on the other hand provided, however that, to the extent permitted by applicable law, the Indemnified Persons shall not be responsible for amounts which in the aggregate are in excess of the amount of all fees actually received by you from us in connection with the Engagement. Relative benefits to us, on the one hand, and you, on the other hand, with respect to the Engagement shall be deemed to be in the same proportion as (i) the total value paid or proposed to be paid or received or proposed to be received by us or our security holders, as the case may be, pursuant to the transaction(s), whether or not consummated, contemplated by the Engagement bears to (ii) all fees paid or proposed to be paid to you by us in connection with the Engagement.

     We will reimburse each Indemnified Person for all expenses (including reasonable fees and disbursements of counsel) as they-are-incurred by such Indemnified Person in connection with investigating, preparing for or defending any action, claim, investigation, inquiry, arbitration or other proceeding ("Action") referred to above (or enforcing this agreement or any related engagement agreement), whether or not in connection WITH pending or threatened litigation in which any Indemnified Person is a party, and whether or not such Action is initiated or brought by you. Vie further agree that we will not settle or compromise or consent to the entry of any judgment in any pending or threatened Action in respect of which indemnification may be sought hereunder (whether or not an Indemnified Person-is a party offering unless we have given you reasonable prior written notice thereof and used all reasonable efforts, after consultation with you, to obtain an unconditional release of each Indemnified Person from all liability arising therefrom. . In the event we are considering entering into one or a series of transactions involving a merger or other business combination or dissolution or liquidation of all or a significant portion of our assets; we shall promptly notify yon in wrting. If requested by you, we shall then establish alternative means of providing for our obligations set forth herein on terms and conditions reasonably satisfactory to you.

     If multiple claims are brought against you in any Action with respect to at least one of which indemnification! is permitted under applicable law and provided for under this agreement, we agree that any judgment, arbitration award or other monetary award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for. Our obligations hereunder shall be in addition to any rights that any Indemnified Person may have at common law or otherwise. Solely for the purpose of enforcing this agreement, we hereby consent to personal jurisdiction and to service and venue in any court in which any claim, which is subject to this agreement, is brought by or against any Indemnified Person. We acknowledge that in connection with the Engagement you are acting as an independent contractor with duties owing solely to us. '

     The provisions of THIS AGREEMENT SHALL APPLY to the ENGAGEMENT (INCLUDING related activities prior to the date hereof.) and any modification thereof and shall remain in full force and effect regardless of the completion OR TERMINATION of the Engagement. This agreement and ally, other agreements relating to the Engagement shall be under seal, governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles thereof.

                                          Very truly yours,

                                          SICKBAY HEALTH MEDIA, INC.

                                       By:
                                          --------------------------------------
                                          Chaimf;Eh and,Chief Evcuriv.&-E)fficer